Exhibit (a)(1)(H)

July 18, 2012

Dear FXall Stockholders:

        We are pleased to report that FX Alliance Inc. (the "Company" or "FXall") has entered into an Agreement and Plan of Merger, dated July 8, 2012 (the "Merger Agreement"), with Thomcorp Holdings Inc. ("Parent"), CB Transaction Corp. ("Merger Sub"), a wholly-owned subsidiary of Parent, and solely for the purposes of Section 9.13 of the Merger Agreement, Thomson Reuters Corporation ("Thomson Reuters"), which provides for the acquisition of the Company by Parent.

        Pursuant to the Merger Agreement, Thomson Reuters, Parent and Merger Sub have commenced a tender offer (the "Offer") on July 18, 2012, pursuant to which Merger Sub has offered to purchase all of the shares of the Company's common stock, par value $0.0001 per share (each, a "Share"), that are issued and outstanding at a price per Share of $22.00 (the "Offer Price"), net to the seller in cash, without interest, less any applicable withholding taxes.

        The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day Tuesday, August 14, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission or applicable law.

        Pursuant to the Offer, the validly tendered and not properly withdrawn Shares will be purchased by Merger Sub. The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"). In the Merger, all Shares not purchased in the Offer (other than Shares held by Parent or any of its subsidiaries or held by FXall or any of its subsidiaries and those held by stockholders who are entitled to demand, and who properly demand, their statutory appraisal rights under Delaware law) will be automatically converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes.

        As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), after careful consideration, the Company's board of directors (the "Company Board") has unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option (as defined in the Merger Agreement) and the Merger, are advisable, fair to and in the best interests of the Company's stockholders. Accordingly, the Company Board hereby unanimously recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, if such vote is required by applicable law.

        In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY AND IN THEIR ENTIRETY.

        We at FXall are proud to be the leading independent global provider of electronic foreign exchange trading solutions, with over 1,000 institutional clients worldwide. We believe that this transaction with Thomson Reuters will provide the means to maximize the potential and impact of FXall by providing a bigger stage from which to drive greater innovation and growth, with access to Thomson Reuters global reach, standing in the FX community and focus on client solutions.

        On behalf of the Company Board and management of the Company, we thank you for your support.

Sincerely,

Philip Z. Weisberg
 Chief Executive Officer